Exhibit 99.45

For Immediate Release	June 18, 2020

The Valens Company Signs Custom Manufacturing Agreement with Vancouver-Based FPS Brands to Launch ufeelu

Kelowna, B.C., June 18, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced it has signed a custom manufacturing agreement with Vancouver-based boutique brand house, FPS Brands Inc. (“FPS Brands”), to launch ufeelu, a line of craft, hemp-derived CBD products.

Under the terms of the two-year agreement, The Valens Company has agreed to manufacture a minimum of 250,000 units across a variety of branded products in the ufeelu portfolio. Valens will initially focus on the development of cannabis oils, vapes and topicals, with specialty drinks expected to be added to the product line shortly. The Valens Company will be responsible for providing premium extracts, filling, packaging and manufacturing services, in addition to national distribution of the ufeelu branded products. Fees equal to the predetermined wholesale price will be earned by The Valens Company for all branded products manufactured, shipped, and sold, in addition to a brokerage fee on monthly revenue. FPS Brands will receive revenue upon the sale of products to provincial cannabis regulators. A minimum production deposit will be provided upfront by FPS Brands.

FPS Brands is a Vancouver-based boutique brand house focused on creating innovative and approachable cannabinoid-based products. The ufeelu product line uses Canadian-grown hemp and carefully selected plant-based terpenes to craft naturally enhanced broad spectrum CBD blends in various consumable methods. The low THC line of products is designed for those who want to embrace whole plant extracts without the psychoactive effects.

“We are excited to launch ufeelu with our new partner FPS Brands, a fellow Western Canadian company focused on crafting artisanal CBD products,” said Tyler Robson, CEO of The Valens Company. “Their ability to dream up original brands such as ufeelu perfectly complements our expertise in using plant-based science to create customizable oil- based products. The ufeelu line will leverage Valens’ vast terpene database, in addition to botanical extracts, to bring these meaningfully curated CBD products to Canadian consumers in fall 2020.”

"It was not an easy task to find the right partner who trusts and respects our vision and has the capacity to scale up a craft concept like ufeelu. Today we are thrilled to have found that partner with The Valens Company and this agreement,” said Sameer Padamsey, Director of FPS Brands Inc. “Their track record speaks for itself, and we are excited to collectively share with Canada what FPS Brands and The Valens Company have in store."

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

About FPS Brands

FPS Brands is a boutique brand house focused on creating innovative and approachable cannabinoid-based products. In partnership with the expertise of The Valens Company, FPS Brands Inc. aims to bring a new craft approach to how CBD oils are formulated with ufeelu. Starting with a broad-spectrum, non-psychoactive base, ufeelu will enhance their formulations using the latest in cannabinoid and terpene research to create products with purpose. FPS Brands Inc. has set their eyes on having their initial ufeelu products available in a variety of convenient and innovative delivery methods (including tinctures, vaporizers, and topicals) towards the end of Q3 2020, with hopes to rapidly expand their availability across Canada. For more information on ufeelu, please visit www.ufeelu.com or follow them on Instagram (@ufeelufeelu).

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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